UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                       Play By Play Toys & Novelties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72811K103
                           --------------------------
                                 (CUSIP Number)





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                                                        13G
CUSIP No.  72811K103
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1.       NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.


            Renaissance Capital Growth and Income Fund III, Inc.      75-2533518
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      o
         (b)      o
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
            Texas
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
5.       SOLE VOTING POWER
            4,421,303 shares
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6.       SHARED VOTING POWER
            None
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7.       SOLE DISPOSITIVE POWER
            4,421,303 shares
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8.       SHARED DISPOSITIVE POWER
            None
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,421,303 shares
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            Not applicable
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            37.42%
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12.      TYPE OF REPORTING PERSON
            IV
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ITEM 1.
         (a)  Name of Issuer.
                  Play By Play Toys & Novelties, Inc. ("Company")

         (b)  Address of Issuer's principal Executive Offices
                  4400 Tejasco
                  San Antonio, TX 78218-0267

ITEM 2.

         (a)  Name of Person Filing
                  Renaissance Capital Growth and Income Fund III, Inc. ("Filer")

         (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
                  Dallas, TX 75206-1857

         (c)  Citizenship
                  Texas

         (d)  Title of Class of Securities
                  Common Stock

         (e)  CUSIP Number
                  75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) ______        Broker or Dealer registered under Section 15 of the
                           Act

         (b) ______        Bank as defined in section 3(a)(6) of the Act

         (c) ______        Insurance Company as defined in section 3(a)(19) of
                           the Act

         (d)   X           Investment Company registered under section 8 of the
             ------        Investment Company Act

         (e) ______        Investment Adviser registered under section 203 of
                           the Investment Advisers Act of 1940

         (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                           section 240.13d-1(b)(1)(ii)(F)

         (g) ______        Parent Holding Company, in accordance with section
                           240.13d-1(b)(ii)(G)(Note: See Item 7)

         (h) ______        Group, in accordance with section
                           240.13d-1(b)(1)(ii)(H)


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ITEM 4.       Ownership.

         (a)  Amount Beneficially Owned:
         On February 1, 2001, the Filer owned 404,291 shares of the Company's common stock on a fully converted basis. In a letter agreement dated February 20, 2001, the conversion price was adjusted to $0.5486 per share. Thus the Filer owns 4,421,303 shares of the Company's common stock on a fully converted basis. The Debentures are convertible within sixty days. The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of Play By Play Toys & Novelties, Inc.

         (b)  Percent of Class   37.42%

         (c)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 4,421,303 shares

              (ii)         shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of: 4,421,303 shares

              (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: o

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.       Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.       Notice of Dissolution of Group.

         Not applicable.

ITEM 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were


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not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       April 27, 2001                       /S/
                            ----------------------------------------------------
                                              Signature
                            Russell Cleveland, President and CEO
                            Renaissance Capital Growth and Income Fund III, Inc.
                            ----------------------------------------------------
                                           Name and Title